

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549



SEC MAIL RECEIVED
MAY 2 3 2005
WASH. D.C. 190 SECTION
PROCESSING

Amendment No. 1 to

FORM CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]



05053371

Citizen Electronics Co., Ltd., Miyota Co., Ltd.,
Cimeo Precision Co., Ltd. 2
_____
(Name of Subject Company)

N/A
_____
(Translation of Subject Company's Name into English (if
applicable))

Japan
_____
(Jurisdiction of Subject Company's Incorporation or Organization)

Citizen Watch Co., Ltd.
6-1-12, Tanashi-cho, Nishi-Tokyo-shi, Tokyo 188-851, Japan
+81-424-68-1231
_____
(Name of Person(s) Furnishing Form)

Common Stock
_____
(Title of Class of Subject Securities)

N/A
_____
(CUSIP Number of Class of Securities (if applicable))

PROCESSED
MAY 26 2005
THOMSON
FINANCIAL

Exhibit Index Begins On Page _7_

Citizen Electronics Co., Ltd.
  Takefumi Shirakabe
  1-23-1, Kamikurechi Fujiyoshida-shi Yamanashi-ken 403-0001, Japan
  +81-555-23-4121
Miyota Co., Ltd.
  Keiji Shiozaki
  4107-5, Oaza-Miyota, Miyota-machi, Kitasaku-gun, Nagano-ken
  389-0294, Japan
  +81-267-32-3331
Cimeo Precision Co., Ltd.
  Shigeyuki Gomi
  4107-5, Oaza-miyota, Miyota-machi, Kitasaku-gun, Nagano-ken,
  389-0295 Japan
  +81-267-32-3232

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Citizen Electronics Co., Ltd.	: June 10, 2005
Miyota Co., Ltd.	: June 13, 2005
Cimeo Precision Co., Ltd.	: June 9, 2005

(Date Tender Offer/Rights Offering Commenced)

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21951494v2

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

    (a) Not applicable.

    (b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included in all exhibits, as applicable.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
Exhibits.

Exhibit Number	Description
2	English Translation of the Amendment, dated May 17, 2005, to the Press Release dated May 16, 2005, jointly issued by Citizen Watch Co., Ltd., Citizen Electronics Co., Ltd., Miyota Co., Ltd., Cimeo Precision Co., Ltd., Sayama Precision Co., Ltd. and Kawaguchiko Seimitsu Co.

21951494v2

4

PART III - CONSENT TO SERVICE OF PROCESS

Citizen Watch Co., Ltd. filed with the Securities and Exchange Commission, concurrently with the furnishing of Form CB on May 17, 2005, a written irrevocable consent on Form F-X in connection with the furnishing of such original Form CB.

21951494v2

5

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Citizen Watch Co., Ltd.

By: _M. Umehara_

Name: Makoto Umehara
Title: President & CEO
Date: May 23, 2005

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EXHIBIT INDEX

Exhibit Number	Description
1*	English Translation of the Press Release, dated May 16, 2005, relating to the proposed transaction, jointly issued by Citizen Watch Co., Ltd., Citizen Electronics Co., Ltd., Miyota Co., Ltd., Cimeo Precision Co., Ltd., Sayama Precision Co., Ltd. and Kawaguchiko Seimitsu Co.
2	English Translation of the Amendment, dated May 17, 2005, to the Press Release dated May 16, 2005, jointly issued by Citizen Watch Co., Ltd., Citizen Electronics Co., Ltd., Miyota Co., Ltd., Cimeo Precision Co., Ltd., Sayama Precision Co., Ltd. and Kawaguchiko Seimitsu Co.

---

*Previously furnished to the Securities and Exchange Commission.

7

21951494v2

7

Exhibit 2

8

[Translation]

May 17, 2005

To whom it may concern:

Corporate Name: Citizen Watch Co., Ltd.
Representative: Makoto Umehara
President & CEO
(Securities Code No. 7762, Tokyo Stock Exchange, First Section)

Corporate Name: Citizen Electronics Co., Ltd.
Representative: Takashi Masuzawa
President & CEO
(Securities Code No. 6892, JASDAQ)

Corporate Name: Miyota Co., Ltd.
Representative: Yuzo Maekawa
President & CEO
(Securities Code No. 7770, JASDAQ)

Corporate Name: Cimeo Precision Co., Ltd.
Representative: Konosuke Imai

President & CEO
(Securities Code No. 6828, JASDAQ)

Corporate Name:	Sayama Precision Co., Ltd.
Representative:	Masaru Yoshida
	President & CEO

Corporate Name:	Kawaguchiko Seimitsu Co., Ltd.
Representative:	Shiro Hisada
	President & CEO

(Amendment) Notice of Citizen Group's Management Integration

The "Notice of Citizen Group's Management Integration," released on May 16, 2005, is hereby amended as follows:

Description

[Before Amendment]

(Page 12)   5.   Business Forecast after Stock-for-Stock Exchange

	Fiscal Year Ended March 31, 2006		Fiscal Year Ended March 31, 2007	
	Non-Consolidated	Consolidated	Non-Consolidated	Consolidated
Net Income per Share (Yen)	21.15	62.30	21.33	68.10

[After Amendment] The amendments are underlined.

(Page 12)   5.   Business Forecast after Stock-for-Stock Exchange

	Fiscal Year Ended March 31, 2006		Fiscal Year Ended March 31, 2007	
	Non-Consolidated	Consolidated	Non-Consolidated	Consolidated
Net Income per Share (Yen)	20.85	61.41	20.79	66.39

Contacts

Citizen Watch Co., Ltd.	Citizen Electronics Co., Ltd.	Miyota Co., Ltd.
Osamu Yamada Managing Director Tel: 0424-68-4934	Takefumi Shirakabe Director, Chief General Manager of Accounting Division Tel: 0555-23-4121	Keiji Shiozaki Director, General Manager of Accounts and Finance D. Tel: 0267-32-3331
Cimeo Precision Co., Ltd.	Sayama Precision Co., Ltd.	Kawaguchiko Seimitsu Co., Ltd.
Shigeyuki Gomi Director, General Manager Tel: 0267-32-3232	Jiro Nakajima Director and Senior General Manager of Administration Division Tel: 04-2959-7221	Takeo Kusakabe Managing Director Tel: 0555-23-1231

End of document.

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